FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Material Fact

2

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

AVENIDA EL GOLF 150, PISO 14, SANTIAGO

Santiago, April 13, 2005

Mr. Superintendent of

Chilean Securities Commission

Re:    COMMUNICATES MATERIAL INFORMATION. ESSENTIAL FACT

Dear Sir,

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (“ARAUCO”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Chilean Securities Commission the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

The company resolved at its Board of Directors’ meeting held April 12, 2005 to issue bonds in the United States of America in an amount of up to US$ 400,000,000.00.-

On April 13, 2005 Celulosa Arauco y Constitución S.A., through its Agency in Panama, has proceeded to determine the price and conditions of the bonds that shall be issued in the United States on April 20, 2005, in the amount of US$ 400,000,000.00.- The term of maturity of the bonds is 10 years. The interest rate is 5.625% per annum. The principal shall be repaid on the date of maturity of the bonds, set forth in April 20, 2015, while interests shall be payable on a semi-annual basis.

The funds resulting from the issue shall be destined to the refinancing of debts of the company, and other corporate purposes.

In compliance with the provision in Circular No. 1072 dated May 14, 1992 of the Chilean Securities Commission, we hereby enclose “Bond Placement Abroad Essential Fact Form”.

Copy of the contracts that shall govern the placement, as well as the laws and regulations of the United States of America that regulate this matter, shall be sent to you has soon as they are available.

Sincerely yours,
CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
Alejandro Pérez Rodríguez
Chief Executive Officer

Bolsa de Comercio de Santiago, La Bolsa St. Nº 64, Santiago

Bolsa Electrónica de Chile, Huérfanos Nº 770- 14 Floor, Santiago.

Bolsa de Valores de Valparaíso, P.O. Box 218-V, Valparaíso.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: April 21, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer